UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOOLU INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38259N
(CUSIP Number)

1710-1177 West Hastings Street, Vancouver, B.C. V6E 2L3
Telephone (604) 683-9262
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.       38259N
                  -------------------------------------

1)Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

                                               Chih-Fong Shih
                                         -------------------------------

2) Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ X ]

3) SEC Use Only
                              --------------------------------------------------

4) Source of Funds                          Not Applicable
                              -----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

----------------------------------------------------------------------------------------------------------------------------------------------

6) Citizenship or Place of Organization                        Taiwanese
                                                                             --------------------------

Number of                     (7) Sole Voting Power           994,634
Shares Bene-                                                    --------------------------------------
ficially                           (8) Shared Voting Power
Owned by                                                        -----------------------
Each Reporting              (9) Sole Dispositive Power         994,634
Person                                                                 --------------------------------------
With                               (10) Shared Dispositive Power
                                                                                --------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

994,634
-----------------------------------------------------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

-----------------------------------------------------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)             5.36%
                                                                               ---------------------

14) Type of Reporting Person       IN
                                        -----------------------------------------------------------------------------------------

                                                                                                                  Page 2 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock, with no par value, of Goolu Inc. ("Goolu"), a Colorado corporation having a principal executive office at 8F, No. 28, Sec. 3, Roosevelt Road, Taipei, Taiwan, R.O.C.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of Chin-Fong Shih, a businessman having an address at #365, Chien-Kuo Rd., Yuan-Lin Town, Chang-Hua County 510, Taiwan. Chin-Fong Shih is a citizen of Taiwan.

During the last five years, Chin-Fong Shih has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Chin-Fong Shih is a party to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of 10th day of September, 2002, by which Chin-Fong Shih has agreed to sell a total of 540,800 shares of the Common Stock of Goolu Inc. to certain parties as shown on Appendix A of the Stock Purchase Agreement. The closing under the Stock Purchase Agreement occurred on October 15, 2002. A copy of the Stock Purchase Agreement and its Appendix are attached hereto as Exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Immediately prior to closing of the transaction, Chin-Fong Shih was the direct beneficial owner of 994,634 shares (5.36%) of Common Stock. Upon closing of the transaction, Chin-Fong Shih is the direct beneficial owner of 453,834 shares (2.4%) of Common Stock.

The percentages of Common Stock described above are based on the number of shares of Common Stock outstanding as of August 26, 2002 (18,548,100 shares) as reported by Goolu Inc. in its Current Report on Form 8-K.

(b) Until sale of the Common Stock under the terms of the Stock Purchase Agreement, Chin-Fong Shih had the power to vote or dispose of the Common Stock it owned. Chin-Fong Shih has the power to vote or dispose of the Common Stock it owns.

(c) Other than the transaction described above, Chin-Fong Shih has not effected any transactions in the Common Stock within the past 60 days.

(d) No other person is known by Chin-Fong Shih to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Chin-Fong Shih.

Page 3 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of the date hereof, there exists no agreements or understandings between Chin-Fong Shih on the one hand and any other persons or entities on the other hand that would cause Chin-Fong Shih and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number Description -------------------- ------------------- 1 Stock Purchase Agreement dated effective September 10, 2002. Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)

By: /s/ Chih-Fong Shih -------------------------- (Signature)

Chih-Fong Shih
(Name and Title)

                                                                         Page 5 of 5 Pages

EXHIBIT INDEX

Exhibit I

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is entered into effective this 10th day of September, 2002 by and between
CHIH-FENG, SHIH, of #365, Chien-Kuo Rd., Yuan-Lin Town, Chang-Hua County 510, Taiwan (hereinafter the "Seller")

The parties shown in the signing pages as attached hereto (hereinafter the Purchasers)

(Each of the forgoing, a "Party", and all of the forgoing collectively, the "Parties")

WITNESSETH:

A. The Seller is the recorded and beneficial owner and holder of the numbers of issued and outstanding shares of the Common Stock of Goolu Inc., (hereinafter referred to as "Goolu"), set out below his name and signature at the end of this Agreement (the total of such shares - 994,400- being hereinafter referred to as the "Shares").

B. The Seller desires to sell the Shares to the Purchasers, and the Purchasers desire to purchase the Shares, all on the terms and conditions set forth herein. The numbers of shares to be transferred from the Seller to each Purchaser, respectively, in relation to this Agreement are set forth in Appendix A.

ARTICLE 1

DEFINITIONS

SECTION 1.1 Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings.

Action shall mean any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

Affiliate shall mean, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person, and includes any immediate family member of such person, and any trust established by or for the benefit of any one or more such persons exclusively.

Closing has the meaning, and be comprised of the procedures described in Sections 2.1(b) and 2.3.

Closing Date shall be September 30, 2002, or such other date not later than October 15, 2002 designated by the Seller.

Common Stock shall mean the voting common shares comprising the capital stock of Goolu.

Control (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more persons, shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

Encumbrances shall mean any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens) charge, encumbrance, adverse claim, preferential agreement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

Exchange Act shall mean the Securities Exchange Act of 1934,of the United States, as amended.

Government Authority shall mean any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitrary body.

Governmental Order shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

Law shall mean, any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

Person shall mean any individual, partnership firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

Purchase Price shall mean the amount agreed to be paid by the Purchasers to the Seller pursuant to this Agreement, specifically US Dollars (US$) 9,944.00 - being $0.01 (U.S.) per share.

Shares shall mean the 994,400 common shares of Goolu owned by the Seller and agreed herein to be sold to the Purchasers.

ARTICLE 2

PURCHASE AND SALE

SECTION 2.1 Purchase and Sale of Shares

(a) Subject to the terms and conditions hereinafter set forth herein, at the Closing, the Seller shall sell, convey, transfer, and deliver to the Purchasers, the numbers of Shares agreed by the Parties, and the Purchasers shall purchase the Shares from the Seller in consideration of the payment of the Purchase Price.

(b) The certificates representing the Shares shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed, in blank, in either case with signatures guaranteed in the customary fashion and shall have all the necessary documentary affixed thereto, prior to the Closing so that the Shares will be registered in the names of the Purchasers or other persons they may designate immediately prior to the Closing.

SECTION 2.2 Amount and Payment of Purchase Price

The total consideration payable by the Purchasers to the Seller for the purchase of the Shares will be the amount of the Purchase Price-namely US$ 9,944.00.

SECTION 2.3 Closing

(a) On or before the Closing, the Purchasers shall deliver to the Seller the aggregate Purchase Price.

(b) At the Closing, the Seller shall deliver stock certificates evidencing the Shares registered in the name of the Purchasers or the Purchasers' nominees.

SECTION 2.4 Restricted Period

In addition to compliance with any and all applicable laws and regulations regarding resale of the Shares by the Purchasers, Purchasers shall not offer or resell the Shares purchased herein within one hundred eighty (180) days from the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Purchasers to enter into this Agreement, the Seller hereby represents and warrants to the Purchasers as follows:

SECTION 3.1 Authorization

The Seller has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller, the performance by the Seller of his obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Seller. This Agreement has been duly and validly executed and delivered by the Seller and this Agreement constitutes legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with the terms and condition herein.

SECTION 3.2 Ownership of Shares

The Seller has good and marketable title to, and is the recorded and beneficial owner of, the Shares free and clear of all Encumbrances.

SECTION 3.3 No Conflict

Except as may result from any facts or circumstances relating solely to the Purchasers, the execution, delivery and performance of this Agreement by the Seller do not and will not

(a) conflict with or violate any Law or Governmental order applicable to the Seller; or

(b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which the Seller is a party or by which any of the Shares are bound or affected or which would have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement.

SECTION 3.4 No Obligations by Goolu

Goolu is not subject to any agreement, document, judgment or order, nor does it have outstanding any warrants or other securities which will or might oblige Goolu to issue any further shares in its capital. Further Goolu is not, pursuant to any agreement, document, judgment or order, obliged to perform any acts, nor to engage any persons or companies, nor to purchase any services, equipment or things, nor have any other real or contingent liabilities or commitments outstanding.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

As an inducement to the Seller to enter into this Agreement, the Purchasers hereby represent and warrant to the Seller as follows:

SECTION 4.1 Authorization

The Purchasers have all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Purchasers, and this Agreement constitutes a legal, valid and binding obligation, of the Purchasers enforceable against the Purchasers in accordance, with the terms and condition herein.

SECTION 4.2 No Conflict

Performance of this Agreement by the Purchasers does not and will not

(a) conflict with or violate any law or Governmental order applicable to the Purchasers or

(b) conflict with, result in any breach of, or constitute a default under an agreement or Court order which is outstanding or binding on the Purchasers.

ARTICLE 5

ADDITIONAL AGREEMENTS

SECTION 5.1 Further Action

Each of the Parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

SECTION 5.2 Investigation by the Purchasers

The Purchasers acknowledge and agree that they

(i) have made their own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning, Goolu and the Shares;

(ii) have been furnished with or given adequate access to such information as they have requested about Goolu and the Shares; and

(iii) except as provided in this Agreement, will not assert any claim against the Sellers, Goolu or any of their respective directors, officers, employees, agents, stockholders, affiliates, consultants, investment bankers or representatives, or hold the Sellers, Goolu or any such Persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Sellers, Goolu or such Persons concerning Goolu or the Shares.

SECTION 5.3 Purchasers' Assignments

As the Purchasers are entering into this Agreement on behalf of other persons or companies who will become the ultimate owners and transferees of the Shares, the Purchasers or either of them may designate the persons or companies to which the Shares will be transferred by the Seller. If transferees of the Shares being received from the Seller sign acknowledgments in favor of the Seller that they will be responsible for the terms and provisions of this Agreement in the place of Purchasers as though they were originally signatories hereto, then Purchasers shall be released from the terms and provisions of this Agreement. Where transferees give such undertakings they will thereafter be entitled to enforce the provisions of this Agreement in the place of the Parties which has been released from this Agreement.

ARTICLE 6

CONDITIONS TO CLOSING

SECTION 6.1 Condition to Obligations of the Seller

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Purchasers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Purchasers at or prior to the Closing shall have been complied with in all material respects.

SECTION 6.2 Conditions to Obligations of the Purchasers

The obligations of the Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Seller at or prior to the Closing shall have been complied with in all material respects, and the Purchasers shall have received a certificate signed by the Seller to such effect, is so requested.

ARTICLE 7

TERMINATION

SECTION 7.1 Termination

This Agreement may be terminated with respect to any Purchaser, at any time prior the Closing, by the Seller giving a written notice to such effect to such Purchaser, or by the Purchaser giving a written notice to the Seller.

ARTICLE 8

GENERAL PROVISIONS

SECTION 8.1 Waiver

The Seller and the Purchasers may

(a) extend the time for the performance of any of the obligations or other acts of the other Party,

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by another Party pursuant hereto or

(c) waive compliance with any of the agreements or conditions contained herein by another Party. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

SECTION 8.2 Expenses

(a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

(b) The Seller will pay costs associated with preparing the proper signature guarantees and/endorsements, and any taxes payable upon the sale of the Shares.

SECTION 8.3 Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the addresses set forth herein or such other addresses as the Parties may supply to the others for the purpose of this Agreement from time to time.

SECTION 8.4 Headings

The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement

SECTION 8.5 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other prevision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 8.6 Entire Agreement

This Agreement constitutes the entire agreement of the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties hereto with respect to the subject matter hereof and thereof.

SECTION 8.7 Assignment

This Agreement may not, subject to Section 5.3, be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchasers (which consent may not be unreasonably withheld); provided, however, that the Purchasers may assign this Agreement to an Affiliate of the Purchasers without the consent of the Seller.

SECTION 8.8 No Third Party Beneficiaries

This Agreement shall be binding upon and, subject to Section 5.3, solely to the benefit of the Parties hereto and their successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right benefit or remedy of any nature whatsoever under or by reason of this Agreement

SECTION 8.9 Amendments

This Agreement may not be amended or modified except

(a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchasers or

(b) by a waiver in accordance with Section 8.1.

SECTION 8.10 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Republic of China (hereinafter the "ROC"), applicable to agreements made and to be performed entirely within such jurisdiction and without regard to its choice of law principles. All Parties hereto

(i) agree to submit themselves to the personal jurisdiction of the non-exclusive jurisdiction of the courts of the ROC in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement;

(ii) agree that the sole venue for any such dispute which arises out of this Agreement or any of the transactions contemplated by this Agreement shall be the courts of ROC;

(iii) agree that they will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and

(iv) agree that they will not bring any action related to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of ROC.

SECTION 8.11

The Parties agree that the original executed copies of the Agreement and of the signing pages of each Party shall be maintained by the Company. In the event that there is any discrepancy between such original executed copies and the copies held by each Party, the executed copy held by the Company shall prevail.

SECTION 8.12 Facsimile Signatures

It is expressly agreed that the parties may execute this Option via facsimile signature and such facsimile signature pages shall be treated as originals for all purposes.

SECTION 8.13 Survival of Representations and Warranties

The representations and warranties of the parties hereto contained in Articles 3 an 4 shall survive the Closing and continue until August 30, 2004.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto on the date first above written.

SIGNED AND DELIVERED IN THE
PRESENCE OF:

-----------------------------------------
Chih-Feng, Shih

SIGNING PAGE

Purchaser:                                                                 (TWTA- )

Purchaser's ID NO.:

Representative:_________________________________________

Position:___________________________________________

Execution Date: Sept. 10, 2002

The Number of Shares to be Purchased:

The Amount of Purchase:

Purchaser's Citizenship: Taiwan, Republic of China

Address:

Signature:___________________________

STOCK PURCHASE AGREEMENT APPENDIX A

No.	Purchaser's Name	Purchaser's ID	Purchaser's Add	Shares	Price per share/USD	Amount
1	Lo, Wei-Hwua	F121888368	4F-2, No. 41., Lane 170, Sec 5, Roosevelt Rd., Taipei	123,600	0.01	1,236
2	Yoe, Kuao-Tsun	A120458316	4F, NO. 120, Chang-Kan 3rd St., Hsin-Chun City, Taipei	121,800	0.01	1,218
3	YU, HUI-FENG	A220442650	4F, No.120, Junggang 3rd St., Shinjuang City, Taipei, Taiwan 242, R.O.C.	61,800	0.01	618
4	Yoe, Ysun-Hsiang	A120458307	4F, NO. 120, Chang-Kan 3rd St., Hsin-Chun City, Taipei	7,800	0.01	78
5	Kao, Lai-Yu	A202554291	4F, NO. 120, Chang-Kan 3rd St., Hsin-Chun City, Taipei	22,800	0.01	228
6	CHEN, HSIU-O	D200373559	No. 375, Sec. 2, Minsheng Rd., Shi Chiu, Tainan, Taiwan 703, R.O.C.	6,000	0.01	60
7	TSENG, CHIH-MING	N121962169	2F, No.275-2, Sec. 2, Shiyuan Rd., Taipei, Taiwan 108, R.O.C.	800	0.01	8
8	HSU, JEN-CHIAO	U200329555	No 241 ., Huachiau St., Huatan Shiang, Changhua,Taiwan 503 ., R.O.C	1,200	0.01	12
9	LIAN, SHU-CHEN	A220153210	5F, NO. 14, Lane 534, Wen-da Rd., Taipei	2,000	0.01	20
10	CHEN, KUO-YUAN	N100216055	6Fl., No. 8-1, Lane 34, Jinmen St., Jungjeng Chiu, Taipei, Taiwan 100, R.O.C.	4,000	0.01	40
11	CHEN, MING-HUANG	F121670802	3Fl., No. 106, Guotzuen St., Sanchung City, Taipei, Taiwan 241, R.O.C.	2,000	0.01	20
12	SHIH, CHUNG-HUAN	G120424870	No 75 ., Lane 280 ., Sec. 6, Minchiuan E. Rd.,Neihu Chiu, Taipei, Taiwan 114 ., R.O.C	800	0.01	8
13	LO, CHUNG-JEN	F121472495	2Fl., No. 33, Lane 117, Sec. 2, Schuan Rd., Banchiau City, Taipei, Taiwan 220 ., R.O.C	2,200	0.01	22
14	Wu, Fu-Chen	F223724501	4F, No.1, Alley4, Lane47, Sec. 2, Shuang 10th Rd., Banchiau City, Taipei, Taiwan 220, R.O.C.	800	0.01	8
15	YANG WEI, YI-SIU	D200859803	16F, No.8, Yufeng St., Tainan, Taiwan 701, R.O.C.	2,000	0.01	20
16	LIN, CHING-CHUNG	A120111014	2F, No.26, Lane309, Fude St., Taipei, Taiwan 115, R.O.C.	1,000	0.01	10
17	WANG, YUNG-LIANG	Q121391475	7F, NO. 3, LANE 66, FOURWEI RD,., TAIPEI	2,600	0.01	26
18	YANG, MING-HSIU	D120240639	No.9, Lane108, Humei St., Tainan, Taiwan 703, R.O.C.	2,000	0.01	20
19	CHEN, SHU-TAO	W100109910	No.62 ., Huchian , Jinhu Jen ., Kinmem ., Taiwan 891 ., R.O.C	800	0.01	8
20	LIU, TZU-TUNG	A224115510	No.19-2, Lane10, Daren St., Junghe City, Taipei, Taiwan 235, R.O.C.	2,800	0.01	28
21	CHIANG, CHI-SHENG	N120864771	12 Fl -4 ., No 40 ., Shinkending, Wanli Shiang, Taipei, Taiwan 207 ., R.O.C	2,400	0.01	24
22	CHOU, MEI-YUN	F220440286	30F, No.108, Jungshan Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	3,200	0.01	32
23	KUO, CHIH-TSUN	Q121922283	No.75-14, Shetzailin, Jungpu Shiang, Chiai, Taiwan 606, R.O.C.	800	0.01	8
24	PAI, PEAT-WEN	U220007578	4F, No.2, Lane312, Sec. 2, Chenggung Rd., Taipei, Taiwan 114, R.O.C.	4,000	0.01	40
25	MEI-JU SU	C220504371	6F, No.15, Alley39, Lane99, Sec. 3, Kangning Rd., Taipei, Taiwan 114, R.O.C.	600	0.01	6
26	HUANG, CHI-LI	N122760230	No 144 ., Lane 315 ., Mintzu Rd., Changhua City, Changhua, Taiwan 500 ., R.O.C	800	0.01	8
27	HUANG, CHI-YING	N222740927	No 124 ., Yungchuen E. Rd., Nantuen Chiu, Taichung., Taiwan 408 ., R.O.C	800	0.01	8
28	HUNG, KANG-SHUN	K120923997	No.1,Lane8,XinSheng St.,ShanDing Village, Daliao Warden, Kaohsiung County	400	0.01	4
29	HUANG, JUNG-CHEN	Q120770534	No 98-2 ., Cocu Shiatsuo ., Lirn 19 ., Shian Li ., Budai Jen ., Chiai ., Taiwan 625 ., R.O.C	800	0.01	8
30	CHEN, FENG-HUANG	L221647729	No.333, Sungyuan, Miaoli City, Miaoli, Taiwan 360, R.O.C.	400	0.01	4
31	WANG, HUNG-TSE	U120509397	No.20, Alley1, Lane4, Sec. 3, Jungjeng Rd., Jungli City, Taoyuan, Taiwan 320, R.O.C.	400	0.01	4
32	HUANG, CHUN-CHEN	K120976103	No 3 ., Lane 180 ., Shinnan St., Junan Jen, Miaoli, Taiwan 350 ., R.O.C	2,400	0.01	24
33	HU, KUEI-FA	J120881706	No 48 ., Wenxin Rd ., Jubei City ., Hsinchu ., Taiwan 302 ., R.O.C	800	0.01	8
34	Huang, Ya-Ling	F220572765	4F-2, No. 41., Lane 170, Sec 5, Roosevelt Rd., Taipei	23,000	0.01	230
35	LEE, SHENG-WEN	K120872860	No 13 ., Lane 10 ., Shiouming St., Junan Jen, Miaoli, Taipei 350 ., Taiwan ., R.O.C	400	0.01	4
36	SHIH, KUEN	N121871618	3F, No.26, Lane394, Fuyuan St., Taipei, Taiwan 105, R.O.C.	2,000	0.01	20
37	LEE, HSIAO-CHUN	A220265162	9Fl., No. 34, Alley 14, Lane 34 ., Wenhua 2nd Rd., Gueishan Shiang, Taoyuan, Taiwan 333 ., R.O.C	1,600	0.01	16
38	CHANG, SHU-FANG	H220673821	No.29, Sec. 3, Jungshan W. Rd., Shinwu Shiang, Taoyuan, Taiwan 327, R.O.C.	2,000	0.01	20
39	YEH, CHIA-HUNG	L122141680	5F, No.8-1, Yungchuen Rd., Taichung, Taiwan 408, R.O.C.	2,400	0.01	24
40	PAN, TZU-CHIANG	E122507576	4Fl., No. 460, Duenhua Rd., Beituen Chiu, Taichung, Taiwan 406 ., R.O.C	2,000	0.01	20
41	KU, CHUN-FU	Y100599708	No.99-4, Fushing 4th Rd., Taipei, Taiwan 112, R.O.C.	2,000	0.01	20
42	CHOU, YA-FANG	A223627717	4F-6, No.188, Yungan St., Sanshia Jen, Taipei, Taiwan 237, R.O.C.	2,000	0.01	20
43	CHEN, SHU-YUN	A203903609	2F, No.4, Lane41, Kukong Rd., taipei, Taiwan 111, R.O.C.	800	0.01	8
44	WANG, HSU-HUAN	A100279122	7F, No.1, Tianyu St., Taipei, Taiwan 111, R.O.C.	800	0.01	8
45	CHOU, CHENG-HUI	C120073324	4F, No.102-8, Wuchang St., Keelung, Taiwan 202, R.O.C.	10,400	0.01	104
46	LIU, YI-CHUN	A222967187	2F, No.27, Lane248, Sec. 4, Jungshiau E. Rd., Taipei, Taiwan 106, R.O.C.	2,000	0.01	20
47	WANG, PAO-CHU	L221371917	No.24, Lane177, Shueimei, Sanyi Shiang, Miaoli, Taiwan 367, R.O.C.	400	0.01	4
48	TSENG, LI-MING	R122970551	No.69-3, Minsheng Rd., Shinying City, Tainan, Taiwan 730, R.O.C.	1,400	0.01	14
49	WANG , CHU-CHUN	E220820658	2F, No.90, Alley22, Lane284, Wushing St., Taipei, Taiwan 110, R.O.C.	1,600	0.01	16
50	HSU, HSIANG-SHENG	K120048319	2F, No.39-2, Juangjing St., Miaoli City, Miaoli, Taiwan 360, R.O.C.	800	0.01	8
51	GU, GWO-LAIN	E120416287	11F, No.100, Chungai Rd., Kaohsiung, Taiwan 813, R.O.C.	6,200	0.01	62
52	WANG, CHIEN-CHUNG	F121753691	2F, No.402, Fushing Rd., Shulin City, Taipei, Taiwan 238, R.O.C.	800	0.01	8
53	HSIEH, KUN-CHOU	N120644037	No.182, Dushing Rd., Taichung, Taiwan 403, R.O.C.	1,600	0.01	16
54	PENG, TENG-TE	K121426255	1Fl., No. 6, Lane 109, Daj St., Junghe City, Taipei, Taiwan 235, R.O.C.	800	0.01	8
55	CHEN, CHUN-HSIAO	A125260405	5F, No.5, Lane84, Wanda Rd., Taipei, Taiwan 108, R.O.C.	1,000	0.01	10
56	WU, TZU-YING	B221080619	10F, No.62-2, Shinpo 1st St., Shindian City, Taipei, Taiwan 231, R.O.C.	800	0.01	8
57	YANG, YU-MING	F122994043	No.30, Sec. 1, Jungshan Rd., Sanjr Shiang, Taipei, Taiwan 252, R.O.C.	2,400	0.01	24
58	CHEN, CHIA-HUI	Q121378294	No. 2-1, Lane 294, Sec. 2, Shiyuan Rd., Wanhua Chiu, Taipei, Taiwan 108, R.O.C.	1,600	0.01	16
59	CHIANG, KUO-CHIA	F123451896	No.56, Tzshin St., Shinjuang City, Taipei, Taiwan 242, R.O.C.	2,200	0.01	22
60	CHUANG, MIN-YEN	E122238334	No.11, Lane9, Jianmin St., Kaohsiung, Taiwan 811, R.O.C.	2,400	0.01	24
61	LIN, FANG-CHUN	E221558651	3F, No.11-2, Minshiang St., Kaohsiung, Taiwan 800, R.O.C.	1,000	0.01	10
62	CHEN, CHIN-YU	L120539628	No.137, Tungtian Rd., Dajia Jen, Taichung, Taiwan 437, R.O.C.	3,600	0.01	36
63	HSUEH, HSIEN-NENG	D101286839	1F, No.9, Alley118, Lane30, Yungji Rd., Taipei, Taiwan 110, R.O.C.	2,000	0.01	20
64	Hsueh, Hsien-Lung	D100361584	3F-5, NO 24, BEIPING E. RD, TAIPEI	1,200	0.01	12
65	HSU, PENG-CHU	A102897011	4F, No.1, Lane58, Baushing Rd., Shindian City, Taipei, Taiwan 231, R.O.C.	6,000	0.01	60
66	CHIEN, CHIA-HUNG	A121741847	5F, No.12, Alley83, Lane189, Sec. 3, Kangning Rd., Taipei, Taiwan 114, R.O.C.	400	0.01	4
67	Shih, Dong-Mei	N200938423	5Fl ., No 33 ., Rungan St., Chianjin Chiu, Kaohsiung, Taiwan 801 ., R.O.C	2,000	0.01	20
68	Hsueh, Hsien-Zon	D101493263	3F-5, NO 24, BEIPING E. RD, TAIPEI	2,000	0.01	20
69	LIAN, FENG-YU	A221388039	5F, NO 147, SEC 3, HOPING W RD, TAIPEI	1,000	0.01	10
70	LAN, PEI-CHUN	A121383425	5Fl., No. 278, Sec. 2, Junghua Rd., Shinjuang City, Taipei, Taiwan 242, R.O.C.	1,000	0.01	10
71	WU, CHAO-LING	F223561773	3F, No.5, Alley2, Lane98, Ershjang Rd., Shindian City, Taipei, Taiwan 231, R.O.C.	1,800	0.01	18
72	CHUNG, MEI-CHIH	E221448392	7 Fl ., No 42 ., Nanyi St., Fengshan City, Kaohsiung, Taiwan 830 ., R.O.C	800	0.01	8
73	JIANG, HSING-HWA	C100798615	3F, No.140, Swei Rd., Taipei, Taiwan 106, R.O.C.	1,200	0.01	12
74	TSENG, WEN-YING	H220062631	4Fl.-1, No. 95, Sec. 4, Meichuan E. Rd., Beituen Chiu, Taichung, Taiwan 406, R.O.C.	200	0.01	2
75	LIAO, CHIN-CHUAN	M120146099	No 5 ., Alley 47 ., Lane 501 ., Sec. 2, Jingguo Rd., Hsinchu, Taiwan 300 ., R.O.C	1,600	0.01	16
76	LAI, CHIEN-MIN	A121458481	6 Fl ., No 3 ., Lane 62 ., Chingping St., Nantz Chiu, Kaohsiung, Taiwan 811 R.O.C	800	0.01	8
77	CHEN, WEN-CHI	S220334863	9F, No.5, Lane66, Jinding Rd., Kaohsiung, Taiwan 807, R.O.C.	600	0.01	6
78	WANG, JU-LING	L222388345	No.31, Fude St., Wuchi Jen, Taichung, Taiwan 435, R.O.C.	800	0.01	8
79	SU, AN-TAI	M121574024	No 19 ., Dungding Lane., Lugu Shiang, Nantou., Taiwan 558 ., R.O.C	400	0.01	4
80	LIAN, FENG-HSIEN	A210163366	5F, NO 147, SEC 3, HOPING W RD, TAIPEI	1,000	0.01	10
81	CHEN, YING-CHI	L222378205	No.22-10, Minsheng St., Wuchi Jen, Taichung, Taiwan 435, R.O.C.	200	0.01	2
82	WANG, CHUN-YEN	L222375866	No.31, Fude St., Wuchi Jen, Taichung, Taiwan 435, R.O.C.	200	0.01	2
83	CHEN, TZU-NING	B223023603	13F-1, No.368, Defu Rd., Taichung, Taiwan 402, R.O.C.	200	0.01	2
84	CHO, YU-CHAO	L222376578	No 180 ., Daya Rd., Bei Chiu, Taichung, Taiwan 404 ., R.O.C	200	0.01	2
85	TSAI, CHIA-YU	P220488970	7Fl.-1, No. 6, Lane 94,Huafu St., Bei Chiu, Taichung, Taiwan 404 ., R.O.C	400	0.01	4
86	HUNG, SHU-MIN	N220411290	No.148, Jungshan S. Rd., Lugang Jen, Changhua, Taiwan 505, R.O.C.	400	0.01	4
87	LIAO, CHING-WEI	R220473506	No. 42, Lane 32, Sec. 3, Meichuan W. Rd., Bei Chiu, Taichung, Taiwan 404, R.O.C.	800	0.01	8
88	LIN, MENG-HUI	Y220555544	11 Fl -3 ., No 68 ., Jingcheng Rd ., Shi Chiu ., Taichung ., Taiwan 403 ., R.O.C	3,600	0.01	36
89	CHANG, CHIEN-CHU	R121112788	No.65, Lane473, Chiahou Rd., Houli Shiang, Taichung, Taiwan 421, R.O.C.	1,000	0.01	10
90	LIN, CHUNG-HO	A120894036	3F, No.23, Alley49, Lane39, Tunghua St., Taipei, Taiwan 106, R.O.C.	200	0.01	2
91	TAI, TA-CHEN	F120361546	2F, No.20, Alley4, Lane221, Sec. 3, Shinglung Rd., Taipei, Taiwan 116, R.O.C.	200	0.01	2
92	CHOU, SHU-HO	E122108644	NO 18, LANE 80, LIN-CHUAN ST., KAOHSIUNG	2,000	0.01	20
93	WANG, TAI-TANG	E121404138	No.51, Lane398, Bade S. Rd., Renwu Shiang, Kaohsiung, Taiwan 814, R.O.C.	1,200	0.01	12
94	LEE, KUEI-CHING	D220444059	No 38 ., Gungieng St ., Pingtung City .,Pingtung ., Taiwan 900 ., R.O.C	2,000	0.01	20
95	CHEN, WEN-LI	E200496334	11F-1, No.16, Wufu 4th Rd., Kaohsiung, Taiwan 803, R.O.C.	400	0.01	4
96	CHEN, CHIEN-JEN	S121713820	No.21, Minchiuan 2nd St., Chishan Jen, Kaohsiung, Taiwan 842, R.O.C.	600	0.01	6
97	CHIANG, MEI-LI	G221044574	4Fl ., No 409-7 .,Beituen Rd., Beituen Chiu, Taichung, Taiwan 406 ., R.O.C	400	0.01	4
98	LIN, FENG-YING	0	No. 4, Lane 257, Linsen Rd., Hualien City, Hualien, Taiwan 970, R.O.C.	400	0.01	4
99	FU, CHIA-SHIH	N120903086	6F, No.105, Jung Tsung Rd., Kaohsiung, Taiwan 813, R.O.C.	400	0.01	4
100	LIN, YUAN-YING	U220645318	3F, No.73, Alley77, Lane71, Sec. 2, Fushing Rd., Taichung, Taiwan 402, R.O.C.	400	0.01	4
101	TANG, WEI-CHUNG	G120595801	No. 58, Jinling 1st Tsuen, Luodung Jen, Ilan, Taiwan 265, R.O.C.	200	0.01	2
102	SHAO, CHANG-CHIN	A120880489	4F, No.21-3, Lane11, Sec. 2, Changan Rd., Taichung, Taiwan 407, R.O.C.	400	0.01	4
103	JIAN CHEN PRINTING BOOKBINDING CO., LTD	35338991	No. 7, Alley 24, Lane 68,Sec. 1, Guangfu Rd., Sanchung City, Taipei, Taiwan 241 ., R.O.C	3,400	0.01	34
104	KUANG HOW COLOR PRINTING CO., LTD.	15998278	No. 9, Alley 17, Lane 26, Lide St., Junghe City, Taipei, Taiwan 235, R.O.C.	600	0.01	6
105	KUO, PEI-TUNG	A200778284	3Fl., No. 7, Alley 4, Lane 36,Sec. 5, Minsheng E. Rd., Sungshan Chiu, Taipei, Taiwan 105 ., R.O.C	11,400	0.01	114
106	CHEN, FANG-TING	L223577266	No.74, Lane146, Meitsuen St., Dali City, Taichung, Taiwan 412, R.O.C.	200	0.01	2
107	LIU, MEI-HUI	L221725559	No.6, Lane43, Wuchang St., Taichung, Taiwan 404, R.O.C.	200	0.01	2
108	CHEN, FEN-CHIH	L221962883	No. 181, Sec. 3, Jungching Rd., Daya Shiang, Taichung, Taiwan 428, R.O.C.	400	0.01	4
109	CHEN, MEI-HUA	L221962892	No.7-10, Sanbian St., Fushing Shiang, Changhua, Taiwan 506, R.O.C.	400	0.01	4
110	CHEN, CHAO-CHIN	L121962087	No.181, Sec. 3, Jungching Rd., Daya Shiang, Taichung, Taiwan 428, R.O.C.	400	0.01	4
111	CHEN, CHENG-CHUNG	L122936741	No.111, Yungshing Rd., Dali City, Taichung, Taiwan 412, R.O.C.	200	0.01	2
112	HUANG, SHU-CHUAN	P222120202	3F, No.141-2, Sec.4, Tengchen Rd., Taichung, Taiwan 406, R.O.C.	1,200	0.01	12
113	LAI, CHUN-CHIEH	N121739446	4F, No.13, Lane189, Anhe Rd., Taichung, Taiwan 407, R.O.C.	400	0.01	4
114	CHEN, CHUN-MEI	T201843786	9F-1, No.263, Guanghua 1st Rd., Kaohsiung, Taiwan 802, R.O.C.	600	0.01	6
115	WU, LI-FANG	S221757940	No. 6, Lane 301, Hueimin Rd., Nantz Chiu, Kaohsiung, Taiwan 811, R.O.C.	200	0.01	2
116	LAI, CHEN-JUNG	E221929758	No.2, Lane101, Aishin St., Dali City, Taichung, Taiwan 412, R.O.C.	2,000	0.01	20
117	HUANG, WEN-TUNG	L101618579	No.31-21, Mintzu Rd., Shengang Shiang, Taichung, Taiwan 429, R.O.C.	1,000	0.01	10
118	KUEI, MU-RUNG	A221056201	No 5 ., Alley 9 ., Lane 31 ., Shuanghe St ., Wanhua Chiu, Taipei, ., Taiwan 108 ., R.O.C	600	0.01	6
119	HO, CHIEN-YI	A122544995	4F, No.150, Datung S. Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	400	0.01	4
120	HUANG, SHIH-RUNG	Y220140098	No.13, Alley35, Lane163, Sec. 5, Yanping N. Rd., Taipei, Taiwan 111, R.O.C.	800	0.01	8
121	CHAO , YUN	F220780730	No.11, Lane155, Jengyi S. Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	2,400	0.01	24
122	Chang, Fei-Wen	F220541019	10F, No.346, Sec.3, Nanking E. Rd., Taipei, Taiwan 104, R.O.C.	200	0.01	2
123	LIU, FENG-LIN	F102673703	4Fl., No. 21-1, Lane 3, Jingfu St., Wenshan Chiu, Taipei, Taiwan 116, R.O.C.	400	0.01	4
124	LIANG, HUI-LING	T220153190	2F, No.483-1, Sec. 3, Sanmin Rd., Taoyuan City, Taoyuan, Taiwan 330, R.O.C.	3,600	0.01	36
125	YANG, HSIN-TSAI	E100512868	No.40, Anleh 2nd St., Renwu Shiang, Kaohsiung, Taiwan 814, R.O.C.	600	0.01	6
126	YI, HAN-PIN	E120416241	No.50, Alley11, Lane125, Youchang St., Kaohsiung, Taiwan 811, R.O.C.	2,000	0.01	20
			TOTAL	540,800		5,408